Filed Pursuant to Rule 424(b)(3)

Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 15 DATED JANUARY 26, 2026

TO THE PROSPECTUS DATED APRIL 7, 2025

We are providing this Supplement No. 15 to you in order to supplement our prospectus dated April 7, 2025 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	an update to our Suitability Standards section;
•	the adjusted per share public offering price for each class of our shares;
•	information about our distributions;
•	the Company’s net asset value for the month ended December 31, 2025; and
•	certain return information for all outstanding classes of shares.

Suitability Standards

The following disclosure amends and restates the additional suitability requirements for investors residing in Alabama under the section “Suitability Standards” which appears on page ii of the Prospectus.

Alabama - Alabama investors must have either (i) a minimum of $100,000 annual gross income and a net worth of $100,000, or (ii) a net worth of at least $350,000.  In addition, an Alabama investor’s aggregate investment in us and other non-traded direct participation programs shall not exceed 10% of such investor’s liquid net worth at the time of investment in us. This concentration limit does not apply to investments made as a result of participation in a distribution reinvestment program nor to an investor who is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended.  Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities.

Public Offering Price Adjustment

On January 26, 2026, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of January 30, 2026 and will be used for the Company’s next monthly closing for subscriptions on January 30, 2026. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of December 31, 2025. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$41.76	$40.05	$37.94	$38.64
Selling Commissions, Per Share	$2.51	$1.20
Dealer Manager Fees, Per Share	$1.04	$0.70

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 54 of this Prospectus. On January 26, 2026, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
February 26, 2026	February 27, 2026	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended December 31, 2025

On January 26, 2026, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of December 31, 2025 (in thousands, except per share data):

Month Ended December 31, 2025	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$160,072	$344,908	$82,816	$115,767	$641,400	$73,394	$1,418,357
Number of Outstanding Shares	3,724	9,026	2,171	3,051	16,598	1,688	36,258
Net Asset Value, Per Share	$42.98	$38.21	$38.15	$37.94	$38.64	$43.48
Net Asset Value, Per Share Prior Month	$42.54	$37.93	$37.81	$37.63	$38.45	$43.08
Increase/Decrease in Net Asset Value, Per Share from Prior Month	$0.44	$0.28	$0.34	$0.31	$0.19	$0.40

The change in the Company’s net asset value per share for each applicable share class for the month ended December 31, 2025 was primarily driven by the increases in the fair value of eleven out of eighteen of the Company’s portfolio company investments. The fair value of six of the Company’s portfolio company investments decreased during the same period. The fair value of one of the Company’s portfolio company investments did not change. As of December 31, 2025, the Company had total assets of approximately $1.5 billion.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Annualized Return Since Inception, and cumulative total returns through December 31, 2025 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	Annualized Return Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	11.7%	11.7%	34.9%	71.8%	11.1%	129.6%	February 7, 2018 – December 31, 2025
Class FA (with sales load)	4.5%	4.5%	26.1%	60.6%	10.2%	114.7%	February 7, 2018 – December 31, 2025
Class A (no sales load)	10.8%	10.8%	31.2%	60.6%	10.1%	109.9%	April 10, 2018 – December 31, 2025
Class A (with sales load)	1.4%	1.4%	20.1%	46.9%	8.8%	92.1%	April 10, 2018 – December 31, 2025
Class I	10.6%	10.6%	30.8%	60.3%	10.2%	111.4%	April 10, 2018 – December 31, 2025
Class T (no sales load)	9.8%	9.8%	28.2%	54.9%	9.1%	94.5%	May 25, 2018 – December 31, 2025
Class T (with sales load)	4.5%	4.5%	22.1%	47.5%	8.4%	85.2%	May 25, 2018 – December 31, 2025
Class D	10.5%	10.5%	30.4%	59.6%	9.6%	98.6%	June 26, 2018 – December 31, 2025
Class S (no sales load)	11.8%	11.8%	35.4%	71.9%	12.2%	93.9%	March 31, 2020 – December 31, 2025
Class S (with sales load)	7.9%	7.9%	30.7%	65.9%	11.5%	87.1%	March 31, 2020 – December 31, 2025

(1) For the period from January 1, 2025 through December 31, 2025.

(2) For the period from January 1, 2025 through December 31, 2025.

(3) For the period from January 1, 2023 through December 31, 2025.

(4) For the period from January 1, 2021 through December 31, 2025.

(5) For the period from the date the first share was issued for each respective share class through December 31, 2025. The Annualized Return Since Inception captures the average annual performance over the return period. It is calculated as a geometric average, meaning it captures the effects of compounding over time.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the year ended December 31, 2025, sources of declared distributions on a GAAP basis were as follows:

	Year Ended December 31, 2025
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$21,244	49.6%
Net realized gains	1,928	4.5%
Distributions in excess of net investment income and net realized gains[2]	21,549	50.4%
Total distributions declared	$42,793	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Year Ended December 31, 2025
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$20,294	96.2%
Expense support (reimbursement)	950	4.5%
Net investment income	$21,244	100.7%
Net realized gains	1,928	9.1%
Cash distributions net of distributions reinvested in excess of net investment income and net realized gains[2]	–	–%
Cash distributions declared net of distributions reinvested[3]	$21,087	100.0%

1 Net investment income includes expense support, net due from the Manager and Sub-Manager of $950 for the year ended December 31, 2025.

2 Consists of distributions made from offering proceeds for the period presented.

3 For the year ended December 31, 2025, excludes $21,706 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2024, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 55.6%, 76.9%, 76.3%, 65.2%, 42.3%, 61.7%, and 85.2%, reimbursable expense support of 0.1%, 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 44.3%, 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. If the Company receives additional expense support now or in the future, it will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.